

SE | | | | | | | | | MMISSION
04018279

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden Hours per response	12.00

BB 4/2

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 65520

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03

MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDDLEBURY CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1043 SHEEP FARM ROAD

(No. and Street)

WEYBRIDGE	VT	05753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES ROBINSON   802-545-2870

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.

(Name – if individual, state first, last, middle name)

11 Vanderbilt Avenue	Norwood	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   Persons who respond to the collection of information contained
                    in this form are not required to respond unless the form displays
                    a currently valid OMB number.

OATH OR AFFIRMATION

I, JAMES ROBINSON _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

MIDDLEBURY CAPITAL, LLC _____ , as of

December 31, _____ , 20 03 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

GAIL NURNBERGER
Notary Public, State of New York
No. 4998813
Qualified in New York County
Commission Expires 7/6/06

_____
Signature

MEMBER

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MIDDLEBURY CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800   Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

To the Members of
Middlebury Capital, LLC
Weybridge, VT

We have audited the accompanying statement of financial condition of Middlebury Capital, LLC as of December 31, 2003, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlebury Capital, LLC as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry Liberfarb, P.C.

Norwood, Massachusetts
March 18, 2004

MIDDLEBURY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$	154,193
Other assets		174
	$	154,367

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	6,800
Commitments and contingent liabilities:		
Subordinated borrowings		10,000
Members' equity:		
Members' equity		137,567
	$	154,367

The accompanying notes are an integral part of these financial statements.

MIDDLEBURY CAPITAL, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2003

Revenues:		
Commissions	$	258,315
Private equity placement fees		1,625,583
Other income		3,085
		1,886,983
Expenses:		
Commissions		1,714,555
Interest expense		800
Other expenses		39,695
		1,755,050
Net income	$	131,933

The accompanying notes are an integral part of these financial statements.

MIDDLEBURY CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2003

Balance at January 1, 2003	$ 5,634
Net income	131,933
Proceeds from members	-
Distributions to members	-
Balance at December 31, 2003	$ 137,567

The accompanying notes are an integral part of these financial statements.

MIDDLEBURY CAPITAL, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the Year Ended December 31, 2003

Subordinated borrowings at January 1, 2003	$ 10,000
Increases:	
Issuance of subordinated notes	-
Subordinated borrowings at December 31, 2003	$ 10,000

The accompanying notes are an integral part of these financial statements.

MIDDLEBURY CAPITAL, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

Cash flows provided by operating activities:	
Net income	$ 131,933
Adjustments to reconcile net income	
to net cash used by operating activities:	
(Increase) decrease in operating assets:	
Other assets	(174)
Increase (decrease) in operating liabilities:	
Accounts payable, and accrued expenses	6,800
Net cash provided by operating activities	138,559
Cash flows used for investing activities:	
None	-
Cash flows used for financing activities	
None	-
Increase in cash	138,559
Cash at beginning of the year	15,634
Cash at end of the year	$ 154,193
Supplemental cash flow disclosures:	
Interest payments	$0
Income tax payments	$0

The accompanying notes are an integral part of these financial statements.

MIDDLEBURY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Income Taxes

The Company operates as a limited liability company. The Company's income or loss and credits are passed through to it's members, and reported on their individual income tax returns.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates

NOTE 2 -   NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $147,220, which was $ 142,220 in excess of its required net capital of $ 5,000. The Company's net capital ratio was .0462 to 1.

NOTE 3 -   SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2003 are listed as follows:

Note to a member
Interest is payable, based on simple interest of 8%
Principal due July 2006 $ 10,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule.   To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

MIDDLEBURY CAPITAL, LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2003

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800   Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Members of
Middlebury Capital, LLC
Weybridge, VT

We have audited the accompanying financial statements of Middlebury Capital, LLC for the year
ended December 31, 2003, and have issued our report thereon dated March 18, 2004. Our audit
was conducted for the purpose of forming an opinion on the basic financial statements taken as a
whole. The information contained in Schedules I, and II is presented for purposes of additional
analysis and is not a required part of the basic financial statements, but is supplementary
information required by Rule 17a-5 of the Securities and Exchange Commission. Such
information has been subjected to the auditing procedures applied in the audit of the basic
financial statements and, in our opinion, is fairly stated in all material respects in relation to the
basic financial statements taken as a whole.

Norwood, Massachusetts
March 18, 2004

SCHEDULE I

MIDDLEBURY CAPITAL, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS:
Accounts payable and accrued expenses | $ 6,800

NET CAPITAL:
Subordinated borrowings	$ 10,000
Members' equity	137,567
	$ 147,567

ADJUSTMENTS TO NET CAPITAL:
Other assets	(174)
Haircuts	(173)
Net Capital, as defined	$ 147,220

NET CAPITAL REQUIREMENT	$ 5,000
NET CAPITAL IN EXCESS OF REQUIRMENT	$ 142,220
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.62%

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 197,507
Net audit adjustments	(50,113)
Increase in non-allowables and haircuts	(174)
Net capital per above	$ 147,220

SCHEDULE II

MIDDLEBURY CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2003

Middlebury Capital, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800   Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5

To the Members of
Middlebury Capital, LLC

In planning and performing our audit of the financial statements of Middlebury Capital, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
March 18, 2004